EXHIBIT (A)(33)
















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An Open Letter to the Employees of Empresa Nacional de Electricidad S. A.
(Endesa)

We wanted to write to you about Duke Energy International's tender offer for Endesa. This letter seems the best way to reach as many Endesa employees as possible.

First, let me say that we know how difficult it is to operate with an uncertain future. The series of events that have unfolded over the last few weeks must be very difficult for you and your families. Every day you hear something new about your company that raises new questions and new doubts. Prolonged uncertainty hurts everyone. Employees can't plan for their futures. Customers may lose confidence in the company. Everyone is distracted as the daily events impact the business.

That's one reason why we'd like your support for Duke Energy's tender offer. We can end the uncertainty that clouds Endesa's future and together, start building the premiere energy company in Latin America. And, while other countries in South America are faced with a variety of economic problems, Duke Energy International's major investment in Endesa and Chile provide the financial strength to immediately begin down a path of growth and new opportunities.


DUKE ENERGY INTERNATIONAL IS THE RIGHT CONTROLLER FOR ENDESA

We believe the combination of Endesa and Duke Energy International is unbeatable. Here's why:

o Our expertise, skills and resources are a good fit. Both Endesa and Duke Energy International have outstanding reputations for excellence in power generation. Endesa's operations and experience in South America provide a strong platform for expansion. Duke Energy International brings to the table its long experience in owning and operating power plants, along with expertise in natural gas and trading & marketing. These skills will be essential to succeed in a competitive Latin American energy industry.

o Duke Energy International is making a long-term commitment to Endesa. Duke is committed to making Endesa its vehicle for investment in electricity generation in South America. That would make Endesa and Chile the base of our South American operations.

o Duke Energy International has the highest regard for the management and employees of Endesa. We respect your expertise.

o Duke Energy International has the financial strength, vision and reputation to be the world's premiere energy company. That translates to growth and opportunity for Endesa and its employees.


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o    Duke Energy International is committed to integrity in all of its operations. In a survey by the Financial Times, Duke Energy was named the world's most respected utility. Fortune magazine has named Duke Energy "America's Most Admired" electric and gas company. In our business dealings in Chile, we have set high standards for transparency and have strictly complied with all local laws and regulations. The commitment to ethical business practices is one of Duke Energy International's core values everywhere in the world we operate.

o Duke Energy International's tender offer is fairly priced. It represents a significant premium over the average price Endesa stock was selling for prior to Duke Energy International's tender offer.

o Duke Energy International's offer is equal for all shareholders. All shareholders, regardless of size, have the opportunity to participate in this tender offer at the same share price. Following consummation of the offer, Duke Energy International intends to seek majority representation on the Endesa's board of directors. We believe that Endesa's institutional and minority shareholders should also be represented on the board of directors, consistent with their level of ownership.

We invite you to join us in building Chile's and South America's premiere energy company. For those of you who own shares of Endesa, we request that you do two things:

o VOTE YOUR PROXY by April 8 to increase the ownership concentration limits from 26% to 65%.

o TENDER YOUR SHARES in accordance with the instructions set forth in the information from Banchile.

Thank you for welcoming Duke Energy International so warmly. With your support, together we - Endesa and Duke Energy International -- can look forward to a future of opportunity and growth.

Sincerely,


Bruce A. Williamson
President and Chief Executive Officer




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